EXHIBIT 99.1

NewsRelease

TransCanada Issues US$1.0 Billion of Senior Notes

CALGARY, Alberta – September 23, 2010 –TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that its wholly-owned subsidiary, TransCanada PipeLines Limited, has successfully completed an offering of US$1.0 billion of 3.80% Senior Notes due October 1, 2020.

The net proceeds of the offering are expected to be used to partially fund capital projects of TransCanada, for general corporate purposes and to reduce short term indebtedness of TransCanada and its affiliates.

The offering was made in the United States under TransCanada PipeLines Limited’s previously filed shelf prospectus dated December 17, 2009. The offering was done by a syndicate of underwriters led by Citigroup Global Markets Inc. and J.P. Morgan Securities LLC.

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada’s network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 11,700 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America’s largest oil delivery systems. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com

Forward-Looking Information

This news release may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward looking information. Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operational plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the use of proceeds of the offering, anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, and expectations or projections about the future, strategies and goals for growth and expansion. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company's pipeline and energy assets, access to capital markets, interest and currency exchange rates, and economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Media Inquiries:	Cecily Dobson/Terry Cunha	403.920.7859 1.800.608.7859
Investor & Analyst Inquiries:	David Moneta/Terry Hook	403.920.7911 1.800.361.6522